UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GRAND HAVANA ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

911379105

(CUSIP Number)

Gerald M. Chizever, Esq.

Loeb & Loeb LLP

10100 Santa Monica Blvd., Suite 2200

Los Angeles, California 90067

Telephone: (310) 282-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911379105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) United Leisure Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 amends the Schedule 13D filed on July 12, 1999 by United Leisure Corporation, a Delaware corporation, which relates to shares of common stock, par value $0.01 per share of Grand Havana Enterprises, Inc., a Delaware corporation (the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D. The Items listed below are hereby amended and supplemented as follows:

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Grand Havana Enterprises, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1990 Westwood Boulevard, Los Angeles, CA 90025.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This statement is being filed by United Leisure Corporation, a Delaware corporation (“ULC”). ULC was primarily involved in the development and licensure of proprietary interactive Internet technology. ULC’s other business consisted of children’s recreational activities and investments in affiliated companies. The principal executive offices of ULC are located at 1990 Westwood Boulevard, Los Angeles, CA 90025. ULC is currently inactive.

During the last five years, ULC has not been a party to any criminal or civil proceedings of a judicial or administrative body of competent jurisdiction. As a result, ULC is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The name, business addresses and occupational information of ULC’s only executive officer and director is set forth in Schedule I hereto. To the best knowledge of ULC, the individual listed on Schedule I has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

N/A.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On August 3, 2004, ULC and Stanley Shuster entered into a Stock Purchase Agreement, whereby ULC sold 966,666 shares of Common Stock of the Issuer to Mr. Shuster at $.02 per share. As a result of the transaction, ULC is no longer the beneficial owner of more than five percent of Common Stock of the Issuer.

ULC has no present intent or proposals that relate to or would relate in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

ULC reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	Number of shares of Common Stock beneficially owned by ULC: 0 shares

Percent of class of Common Stock of Issuer beneficially owned by ULC: 0%

(b)	Number of shares which ULC has sole power to vote or direct the vote: 0 shares

Number of shares which ULC has shared power to vote or direct the vote: 0 shares

Number of shares which ULC has sole power to dispose or to direct the disposition: 0 shares

Number of shares which ULC has shared power to dispose or to direct the disposition: 0 shares

(c)	There were no other transactions in the Issuer’s Common Stock by ULC in the past 60 days.

(d)	None

(e)	ULC ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 3, 2004.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Brian Shuster, Chairman of the Board, President and Chief Executive Officer of ULC, is the brother of Stanley Shuster, the Issuer’s Chief Executive Officer and principal stockholder.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.1 – Stock Purchase Agreement dated August 3, 2004 between Stanley Shuster and United Leisure Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED LEISURE CORPORATION

Date: September 2, 2004	By:	/s/ Brian Shuster
	Name:	Brian Shuster
	Title:	Chairman of the Board, President and Chief Executive Officer

SCHEDULE I

Set forth below is the name and present principal occupation or employment of the only executive officer and director of United Leisure Corporation. The business address of such person is c/o United Leisure Corporation, 1990 Westwood Boulevard, Los Angeles, CA 90025.

Name	Occupation / Employment
Brian Shuster	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 7.1	Stock Purchase Agreement dated August 3, 2004 between Stanley Shuster and United Leisure Corporation.